Debbie A. Klis, Partner

1990 K Street, NW

Suite 420

Washington, D.C. 20006
Tel: +1 202.935.3390

Email: debbie.klis@rimonlaw.com

November 13, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Austin Pattan

Re:	Canna-Global Acquisition Corp
Preliminary Proxy Statement on Schedule 14A Filed October 31, 2023 File No. 001-41102

Dear Mr. Pattan:

On behalf of Canna-Global Acquisition Corp, a Delaware corporation (“Canna Global” or the “Company”), we are transmitting this letter in response to the comments received by Canna Global on October 31, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) relating to Canna-Global’s 2023 Annual Special Meeting. This letter is being submitted together with the Amendment No. 1 to the Schedule 14A filed on October 31, 2023 to address comments received by Canna Global from the Commission.

Preliminary Proxy Statement on Schedule 14A Cover page 1.

1.	We note that the sponsor or its affiliates may purchase public shares in privately negotiated transactions or in the open market and your disclosure that “Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the trust account. Any public shares held by or subsequently purchased by our affiliates may be voted in favor of the Extension Amendment.” Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: We acknowledge the Staff’s comment and advise in response that the Company amended its Schedule 14A to add the disclosure requested to the risk factors section.

Australia | Canada | China | Colombia | France | Germany | Israel | Morocco
South Korea | United Arab Emirates | United Kingdom | United States

November 13, 2023

General

2.	With a view toward disclosure, please tell us whether your sponsor is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: We acknowledge the Staff’s comment and advise in response that the Company amended its Schedule 14A to add the disclosure requested in the risk factors section.

3.	We note that you are seeking to extend your termination date to June 2, 2025, a date which is 42 months from your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to June 2, 2025, does not comply with this rule, or advise. Further, disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market.

Response: We acknowledge the Staff’s comment and advise in response that the Company amended its Schedule 14A to extend the termination date by up two 12 months to December 2, 2023 consistent with Nasdaq IM-5101-2.

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November 13, 2023

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact us with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Debbie A. Klis
Debbie A. Klis, Esq.

Cc:	Gerald J. Combs, CEO
Sharwin Sinnan, CFO

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